FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                   9 May 2005


                                File no. 0-17630


                           CRH - Director Shareholding



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding







                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1.   Name of company

     CRH plc

2.   Name of director

     William I. O'Mahony

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     William I. O'Mahony                                   252,550
     Arnolda L. O'Mahony                                   242,057
     AC Employee Benefit Trustees Limited                    2,387

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     22

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     496,994

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1.   Name of company

     CRH plc

2.   Name of director

     Jan Maarten de Jong

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Bank of Ireland Nominees Limited                     3,038

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     27

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     3,038

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Kieran McGowan

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Davycrest Nominees Limited                                   7,791

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     71

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     7,791

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1.   Name of company

     CRH plc

2.   Name of director

     Thomas W. Hill

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Aurum Nominees Limited               37,263
     Thomas W. Hill                        6,434
     National City Nominees Limited       21,726
     Bank of Ireland Nominees Limited      6,577

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     492

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed



10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     72,000

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Declan Doyle

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Declan Doyle                             159,193
     AC Employee Benefit Trustees Limited       2,387

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     44

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     161,580

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1.   Name of company

     CRH plc

2.   Name of director

     David M. Kennedy

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     David M. Kennedy                            52,921
     Una E. Kennedy                               2,785
     David M. Kennedy & Patricia Kennedy          9,250

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     503

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     - Director/Spouse          55,706
     - as Trustee                9,250

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Patrick J. Molloy

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Patrick J. Molloy                      13,139

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     119

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     13,139

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Anthony O'Brien

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Anthony O'Brien                     2,555

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     24

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     2,555

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     John L. Wittstock

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     John L. Wittstock                    76,881

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     864

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     76,881

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of secretary

     Angela Malone

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Secretary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Angela Malone                                                 20,443
     AC Employee Benefit Trustees Limited                           2,121

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend

7.   Number of shares acquired

     204

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR 20.60

13.  Date of transaction

     9th May 2005

14.  Date company informed

     9th May 2005

15.  Total holding following this notification

     22,564

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary

Date of notification          9th May 2005





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  9 May 2005

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director